UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C.  20549


            FORM 10-SB


GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES ACT OF 1934


CENTER STAR GOLD MINES, INC.
(Exact name of Registrant as specified in charter)


     Nevada                                  82-0255758
State or other jurisdiction of               I.R.S. Employer I.D. No.
incorporation or organization


4970 South 900 East, Suite F104, Salt Lake City, UT     84117
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number, including area code:  (801) 269-9500


Securities to be registered pursuant to Section 12(b) of the Act:

                                       Name of each exchange on which
     Title of each class               each class is to be registered
        None                                  N/A


Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class
     Common Stock
          Par Value $.001

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization

     Center Star Gold Mines, Inc. (the "Company") was incorporated under the laws of the State of Idaho on May 1, 1961, under the name of Center Star Mines, Inc., for the primary purpose of exploring for commercial gold deposits. The Company changed its corporate name on May 15, 1962, to Center Star Gold Mines, Inc. The Company had owned various unpatented mining claims near Grangeville, Idaho from 1962 until the last mining claim was abandoned in 1995. The claims were abandoned because the Company did not have adequate working capital in order to pay the annual maintenance fee of $100 per mining claim to the U.S. Bureau of Land Management. Since 1995, the Company has been inactive.

     On April 25, 1997, Frank A. Morbeck and Marilyn L. White, officers and directors of the Company, resigned all their positions and agreed to forgive any debt owed by the Company to them. Donald Beehner, then a director of the Company, also resigned. Howard M. Oveson, Robert K. Hatch, and Rhonda Eardley were appointed to the board of directors for the purpose of cleaning up the company records and bringing all of its filings and financial statements current. The new board of directors would also seek business opportunities for the Company. In connection with the change of control, Milagro Holdings, Inc., a Delaware corporation controlled by Mr. Oveson, paid $20,000 to Mr. Morbeck for forgiveness of $3,624 owed to him by the Company and for the purchase of 466,500 pre-reverse split shares of common stock of the Company owned by him. Such shares represented approximately 10.76% of the outstanding stock of the Company at such time. Also in connection with the change of control, the corporate offices were changed to their present location at 4970 South 900 East, Suite F104, Salt Lake City, Utah 84117.

     On April 6, 1998, the Company issued 662,949 pre-reverse split shares of common stock to Howard M. Oveson for his services in cleaning up the books and records of the Company and in preparing it to seek a suitable business venture.

     On May 7, 1998, the shareholders of the Company authorized a change of domicile of the Company to the State of Nevada by means of merger with and into a Nevada corporation formed by the Company for this purpose. The articles of merger became effective July 21, 1998. The Nevada company was incorporated on June 2, 1998.

     On May 7, 1998, the shareholders of the Company also authorized a reverse split of the 5,000,000 outstanding shares of common stock of the Company at the rate of one share for each four shares outstanding. The reverse spit reduced the number of outstanding shares to 1,249,960 and was effective August 12, 1998. In addition, the shareholders approved an amendment to Article V of the Articles of Incorporation of the Company to increase the number of authorized shares of common stock to 50,000,000 and to reduce the par value to $.001.

     On May 7, 1998, the shareholders of the Company authorized a change to
Article II of the Articles of Incorporation changing the purpose of the Company to allow it to conduct operations other than in the mining industry. The shareholders also authorized the elimination of Article IX of the Articles of Incorporation which dealt with directors interested in certain transactions since such provisions were codified in the corporate law of the State of Nevada.

     In August, 1998, the Company issued 2,000,000 post-reverse split shares of common stock to Milagro Holdings, Inc., a Delaware corporation controlled by Howard M. Oveson, an officer and director of the Company, for the settlement of debt for $4,760 advanced to the Company by Milagro Holdings, Inc., which funds were used for operations of the Company. A Debt Settlement Agreement relating to this transaction was also executed on the same date.

     The Company is currently seeking potential business acquisitions or opportunities to enter into in an effort to commence business operations. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity.

     The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Company has only limited resources available to it through advances by management, it may be difficult to find good opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity based on management's business judgement.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which potentially could act without the consent, vote, or approval of the Company's shareholders. The risks faced by the Company are further increased as a result of its lack of resources and its inability to provide a prospective business opportunity with significant capital.

     The Company has had no employees since discontinuing its operations and does not intend to employ anyone in the future, unless its present business operations were to change. Except for the 662,949 pre-reverse split shares issued to Mr. Oveson as set forth above, the Company is not paying salaries or other forms of compensation to any officers or directors of the Company for their time and effort. Unless otherwise agreed to by the Company, the Company does intend to reimburse its officers and directors for out-of-pocket expenses.


ITEM 2.  MANAGEMENT'S PLAN OF OPERATION

     The Company is a development stage company. Since 1995, when the last unpatented mining claim was abandoned, the Company has had no operations. The Company was organized for the purpose of engaging in mining activities; however, the Company does not have any significant cash or other material assets, nor does it have an established source of revenues sufficient to cover operating costs and to allow it to continue as a going concern. The Company intends to take advantage of any reasonable business proposal presented which management believes will provide the Company and its stockholders with a viable business opportunity. The board of directors will make the final approval in determining whether to complete any acquisition, and, unless required by applicable law, the articles of incorporation, or the bylaws, or by contract, stockholders' approval will not be sought.

     The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and will require the Company to incur costs for payment of accountants, attorneys, and others. If a decision is made not to participate in or complete the acquisition of a specific business opportunity, the costs incurred in a related investigation will not be recoverable. Further, even if an agreement is reached for the participation in a specific business opportunity by way of investment or otherwise, the failure to consummate the particular transaction may result in a the loss to the Company of all related costs incurred.

     Currently, management is not able to determine the time or resources that will be necessary to locate and acquire or merge with a business prospect. There is no assurance that the Company will be able to acquire an interest in any such prospects, products, or opportunities that may exist or that any activity of the Company, regardless of the completion of any transaction, will be profitable. If and when the Company locates a business opportunity, management of the Company will give consideration to the dollar amount of that entity's profitable operations and the adequacy of its working capital in determining the terms and conditions under which the Company would consummate such an acquisition. Potential business opportunities, no matter which form they may take, will most likely result in substantial dilution for the Company's shareholders due to the likely issuance of stock to acquire such an opportunity.


ITEM 3.  DESCRIPTION OF PROPERTY

     Since 1997, the Company's administrative offices have been located at 4970 South 900 East, Suite F104, Salt Lake City, Utah 84117, which are the offices of Rhonda Eardley, the secretary and a director of the Company. Mrs. Eardley has allowed the Company to use this office space without charge.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

     The following table sets forth certain information furnished by current management concerning the ownership of common stock of the Company as of January 6, 1999, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

                                Amount and Nature
Name and Address                  of Beneficial
of Beneficial Owner               Ownership (1)               Percent of Class

Howard M. Oveson                  2,165,737 (2)               66.64%
57 West 200 South   Suite 310
Salt Lake City, UT   84101

Milagro Holdings, Inc.            2,000,000 (3)               61.54%
57 West 200 South   Suite 310
Salt Lake City, UT   84101

Rhonda Eardley                      116,625 (4)                3.59%
4970 South 900 East
Suite F104
Salt Lake City, UT 84117

Robert K. Hatch                       -0-                      0.00%
841 Three Fountains Dr.
No. 253
Murray, UT 84101

Executive Officers and            2,282,362                   70.23%
Directors as a Group
(3 Persons)

     (1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power. The number of shares set forth in this table gives effect to the one-for-four reverse split of the outstanding shares of common stock effective August 12, 1998.

     (2) Mr. Oveson is deemed to share beneficial ownership of 2,000,000 of such shares with Milagro Holdings, Inc., the direct and record owner of such shares.

     (3) These shares are held directly and of record by Milagro Holdings, Inc., a corporation controlled by Howard M. Oveson, an officer and director of the Company. Such entity is deemed to share beneficial ownership of such shares with Mr. Oveson.

     (4) These shares are owned directly by the husband of Mrs. Eardley and they are deemed to share beneficial ownership of such shares.

     The Company is seeking potential business acquisitions or opportunities. (See "Item 1. Description of Business.") It is likely that such a transaction would result in a change of control of the Company, by virtue of issuing a controlling number of shares in the transaction, change of management, or otherwise.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

     The following table sets forth as of December 14, 1998, the name, age, and position of the executive officers and directors of the Company and the term of office of such directors:

     Name               Age     Position(s)               Director Since

     Howard M. Oveson   65     Director & President          September 1997
     Keith R. Hatch     70     Director & Vice-President     September 1997
     Rhonda Eardley     38     Director, Secretary &         September 1997
                               Treasurer

     Set forth below is certain biographical information regarding the Company's current executive officers and directors:

          HOWARD M. OVESON has been self-employed since 1980 as a business consultant to private and public companies. Mr. Oveson has also been a director and the secretary/treasurer of Apex Minerals Corporation, a Delaware corporation, since July 1995, which company is a reporting company with the Securities and Exchange Commission. On March 17, 1992, Howard M. Oveson, an officer and director of the Company, filed a petition under the federal bankruptcy laws in the U. S. Bankruptcy Court, District of Utah (Salt Lake), Petition No. 92-21860. The case was originally filed under Chapter 11 of the
U. S. Bankruptcy Code, and was converted to Chapter 7 on November 12, 1992. The final decree in the case was issued on November 10, 1996.

          ROBERT K. HATCH has served on boards of public and private corporations and offered his consulting services. Mr. Hatch has been retired since 1990. Prior to 1990 he was employed by the Newspaper Agency in Salt Lake City, Utah.

          RHONDA EARDLEY has over seven years experience as a dental assistant. For the past four years she has worked as a corporate secretary and office manager for various small companies.


ITEM 6.  EXECUTIVE COMPENSATION

     According to information supplied by the president of the Company, there has been no compensation awarded to, earned by, or paid to any of the executive officers of the Company during the year ended December 31, 1998, or the two prior fiscal years, except for the 165,737 post-reverse split shares which were issued to Mr. Oveson on April 6, 1998, for services rendered to the Company. Such shares were valued at $663, the par value of the post-reverse shares. There was no market value for such shares at the time of issuance.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since September 1997, Milagro Holdings, Inc., a corporation owned and controlled by Mr. Howard M. Oveson, an officer and a director of the Company, has advanced approximately $5,690 to the Company for the purpose of paying current expenses for the benefit of the Company's operations. In addition, such entity paid $3,624 to a former officer and director of the Company for funds advanced to the Company by such individual.

     Mr. Howard M. Oveson, an officer and a director of the Company, is also an officer or director of Apex Minerals Corporation, Silver Beaver Mining Company, Inc., and Interactive Telephone Network, Inc. These publicly held companies are also seeking business opportunities, and it is possible that conflicts between such entities and the Company for such business opportunities may arise. There is no agreement among such entities concerning such conflict.

     Mr. Howard M. Oveson, an officer, director, and controlling shareholder of the Company, continues to advance funds to the Company for expenses of the Company and Rhonda Eardley, an officer and director of the Company, continues to provide office space for the Company at no cost. There is no agreement or commitment by either Mr. Oveson or Ms. Eardley in regard to continuing to advance funds or provide such office space. However, it is anticipated that such monetary advances and office space will continue to be furnished until the Company locates a new business venture.


ITEM 8.  DESCRIPTION OF SECURITIES

     The Company has authorized 50,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). As of December 14, 1998, the Company had outstanding 3,249,960 shares of Common Stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and, are equal to each other with respect to liquidation rights. Special meetings of the shareholders may be called by the Chairman, the Board of Directors, President, the chief executive officer, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting. Holders of shares of Common Stock are entitled to one vote at any meeting of the shareholders for each share of Common Stock they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, a majority of the outstanding shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the shares of Common Stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of Common Stock outstanding. Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. Reference is made to the Articles of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of shares. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of Common Stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.


PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is presently no public trading market for the common stock of the Company, and there has been no reported bid price of the Company's common stock during the last two fiscal years. None of the common shares are subject to outstanding options or warrants. Of the outstanding common shares, 2,282,362 shares are subject to Rule 144 under the Securities Act.

     Since its inception, the Company has not paid any dividends on its common stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

     At December 14, 1998, the Company had approximately 930 shareholders of record as reported by the Company's transfer agent. The transfer agent for the Company is Fidelity Transfer Company, 1800 South West Temple, Suite 301, Salt Lake City, UT 84115; telephone number (801) 484-7222.


ITEM 2.  LEGAL PROCEEDINGS

     No legal proceedings are reportable pursuant to this item.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     No change in accountant is reportable pursuant to this item.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On April 6, 1998, the Company issued 165,737 post-reverse split shares of its common stock to Howard M. Oveson for services rendered to the Company. At such time the shares issued to Milagro Holdings represented approximately 13.26% of the outstanding common stock of the Company. The shares were issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as a transaction by an issuer not involving any public offering, the recipient of the securities having delivered appropriate investment representations to the Company with respect thereto and having consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

     On August 4, 1998, the Company issued 2,000,000 post-reverse split shares of its common stock to Milagro Holdings, Inc., a Delaware corporation controlled by Howard M. Oveson, for settlement of a debt owed by the Company to Milagro Holdings, Inc. in the amount of $4,760 owed by the Company for cash advances to the Company. At such time the shares issued to Milagro Holdings represented approximately 62% of the outstanding common stock of the Company. The shares were issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as a transaction by an issuer not involving any public offering, the recipient of the securities having delivered appropriate investment representations to the Company with respect thereto and having consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

     Article VI of the bylaws of the Company provides that the corporation shall indemnify its directors, officers, agents and other persons to the full extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

     Financial Statements. The following financial statements are included in this statement:
PAGE
      Report of Schvaneveldt and Company, Certified Public Accountants F-1 Balance Sheets as of September 30, 1998, and December 31, 1997
          and 1996                                                         F-2
      Statements of Operations for the period January 1, 1998 to September
          30, 1998 and years ended December 31, 1997 and 1996              F-3
      Statements of Stockholders' Equity for the period December 31, 1995
          to September 30, 1998                                            F-4
      Statements of Cash Flows for the period ended September 30, 1998 and
          the years ended December 31, 1997 and 1996                       F-5
      Notes to Financial Statements                                        F-6

/Letterhead/                     Schvaneveldt & Company
                                 Certified Public Accountant
                                 275 East South Temple, Suite #300
                                 Salt Lake City, Utah 84111

Darrell T. Schvaneveldt, C.P.A.

                       Independent Auditors Report

Board of Directors
Center Star Gold Mines, Inc.
(A Development Stage Company)

I have audited the accompanying balance sheets of Center Star Gold Mines, Inc., (a development stage company), as of September 30, 1998, December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the period January 1, 1998 to September 30, 1998 and the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

(PART 2)
I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has an accumulated deficit and a negative net worth at September 30, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Center Star Gold Mines, Inc., (a development stage company), as of September 30, 1998, December 31, 1997 and 1996, and the results of its operations and its cash flows for the period January 1, 1998 to September 30, 1998 and the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

/S/ Schvaneveldt & Company
Salt Lake City, Utah
December 16, 1998

Center Star Gold Mines, Inc.
(A Development Stage Company)
Balance Sheets
September 30, 1998, December 31, 1997 and 1996

                        September            December            December
                        30, 1998             31, 1997            31, 1996

Assets

Current Assets
Cash                   $   -0-               $   -0-             $   245

Total Assets           $   -0-               $   -0-             $   245

Liabilities &
Stockholders' Equity

Current Liabilities
Advances from Officer  $   -0-               $  3,624            $ 2,485

Stockholders' Equity
Common Stock; $.001
Par Value, 50,000,000
Shares Authorized;
   3,249,760 and
   1,084,223 Shares
   Issued and
   Outstanding
   Retroactively
   Restated               3,250                 1,084              1,084
Paid In Capital         436,008               432,621            432,621
Accumulated Deficit    (439,258)             (437,329)          (435,945)

Total Stockholder'
 Equity                   -0-                  (3,624)            (2,240)

Total Liabilities &
Stockholders= Equity  $   -0-               $    -0-            $    245


Center Star Gold Mines, Inc.
(A Development Stage Company)
Statement of Operations
For the Period January 1, 1998 to September 30, 1998 and the Years Ended December 31, 1997 and 1996

                        September              December         December
                         30, 1998              31, 1997         31, 1996

Revenues
Transfer Fees         $   -0-               $      46           $    172

Operating Expenses
Legal & Accounting        3,900                 3,200               -0-
Fees                        990                   423               -0-
Office                    -0-                      61                175
Taxes & Licenses          -0-                      30               -0-
Loss on Abandoned
Mining Claims             -0-                      -0-               100
Consulting Fees             663                    -0-              -0-

Total Operating
Expenses                  5,553                 3,714                275

(Loss) from
Operations               (5,553)               (3,668)              (103)

Other Income
Forgiveness of Debt       3,624                 2,284               -0-

Net (Loss)              ($1,929)              ($1,384)             ($103)

Net (Loss) Per Share      ($.00)                ($.00)	             ($.00)

Weighted Average
Number of Shares      2,022,847             1,084,263          1,084,263


Center Star Gold Mines, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
For the Period December 31, 1995 to September 30, 1998

                        Common Stock       Paid In       Accumulated
                      Shares     Amount     Capital       Deficit     Totals

Balance, December 31,
1995 Retroactively
Restated             1,084,223  $  1,084   432,621       ($435,842)  ($2,137)

Net Loss for the Year
Ended December 31,
1996                                                          (103)     (103)

Balance, December 31,
1996                 1,084,223     1,084   432,621        (435,945)   (2,240)

Net Loss for the Year
Ended December 31,
1997                                                        (1,384)   (1,384)

Balance, December 31,
1997                 1,084,223     1,084   432,621        (437,329)   (3,624)

Shares Issued for
Services
Retroactively
Restated               165,737       166       497                      663

Shares Issued for
Expenses Paid by
Officer              2,000,000     2,000     2,890                    4,890

Net Loss for Period
Ended September 30,
1998                                                       (1,929)   (1,929)

Balance, September
30, 1998             3,249,960   $ 3,250   $43,608      ($439,258) $    -0-

Center Star Gold Mines, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the Period Ended September 30, 1998
and the Years Ended December 31, 1997 and 1996

                              September      December          December
                               30, 1998      31, 1997          31, 1996
Cash Flows from Operating
Activities
Net (Loss)                      ($1,929)     ($1,384)            ($103)
Adjustments to Reconcile Net
Income to Net Loss Used by
Operating Activities: Loss
on Abandoned Mining Claims        -0-          -0-                 100
Forgiveness of Debt               -0-         (2,284)             -0-
Non Cash Consulting Fees            663        -0-                -0-
Gain on Mining Claims            (3,624)       -0-                -0-

Net Cash Used by Operating
Activities                       (4,890)      (3,668)               (3)

Cash Flows from Financing
Activities
Advances from Officer             4,890        3,624              -0-
Repayments of Advances            -0-           (201)             -0-

Net Cash Used from Financing
Activities                        4,890        3,423              -0-

Net Decrease in Cash              -0-           (245)               (3)

Cash at Beginning of Year         -0-            245               248

Cash at End of Year             $ -0-          $ -0-            $  245

Disclosures from Operating
Activities
Interest                        $ -0-          $ -0-            $ -0-
Taxes                             -0-            -0-              -0-


Center Star Gold Mines, Inc.
(A Development Stage Company)
Notes to Financial Statements

NOTE #1 - Organization

The Company was incorporated on May 1, 1961, under the laws of the State of Idaho. On July 21, 1998, the Company filed Articles of Merger in the state of Nevada wherein Center Star Gold Mines, Inc., an Idaho Corporation, merged with Center Star Gold Mines, Inc., a Nevada Corporation, incorporated on June 2, 1998.

The purpose for which the Company is organized is to transact any lawful business or to promote or conduct any legitimate object or purpose under and subject to the laws of the state of Nevada.

Since its incorporation in the State of Nevada the Company is considered to be in the development stage.

NOTE #2 - Significant Accounting Policies

A.	The Company uses the accrual method of accounting.
B.	Revenues and directly related expenses are recognized in the period when the goods are shipped to the customer.
C.    The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents.  The Company currently has no cash equivalents.
D.    Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements.
   Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.
E.    Inventories:   Inventories are stated at the lower of cost, determined by the FIFO method or market.
F.    Depreciation:   The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized. over the lesser of the length of
   the related assets or the estimated lives of the assets.   Depreciation is
   computed on the straight line method for reporting purposes and for tax purposes.
G.	Estimates:   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

NOTE #3 - Going Concern

The Company has no assets and no operations from which it can obtain working capital. The Company recognizes that it must find a source of working capital or the Company may not be able to continue its existence.

Center Star Gold Mines, Inc.
(A Development Stage Company)
Notes to Financial Statements -Continued-

NOTE #4 - Income Taxes

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry-forwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal revenue Codes are met. These losses are as follows:

                                Year of Loss      Amount    Expiration Date
                                   1998            $1,921         2013

Current Tax Asset Value of Net Operating Loss Carry-forwards
at Current Prevailing Federal Tax Rate                           $ 289
Evaluation Allowance                                              (289)
Net Tax Asset                                                    $ -0-
Current Income Tax Expense                                         -0-
Deferred Income Tax Benefit                                        -0-

NOTE #5 - Stockholders' Equity

Common Stock:

Prior to the merger with Center Star Gold Mines, Inc., a Nevada Corporation, the Idaho Corporation reverse split all of the issued and outstanding shares of common stock on a one for four basis. There were 5,000,000 shares pre-split and 1,249,960 post-split shares outstanding.

The Idaho Corporation issued 165,737 post-split shares of its common stock for consulting services valued at the par value of the shares issued in the amount of $663.

Shareholders of the Idaho Corporation received on a share for share basis shares of the Nevada Corporation after the merger.

Subsequent to the merger the Company issued an officer 2,000,000 shares for $4,760 the officer had expended in behalf of the Company.

Center Star Gold Mines, Inc.
(A Development Stage Company)
Notes to Financial Statements -Continued-

NOTE #5 - Stockholders= Equity -Continued-

Accumulated Deficit

The Company has accumulated deficit as follows:

Prior to the Development Stage                     $ 437,329
Post Merger and During the Development Stage           1,929

Total                                              $ 439,258

NOTE #6 - Forgiveness of Debt

A former officer of the Idaho Corporation had advanced to the Company $3,624. Concurrent with the change of management he forgave $3,624 owed him by the Company.

NOTE #7 - New Technical Pronouncements

In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended December 31, 1998.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ended December 31, 1998. Adoption of SFAS No. 130 is not expected to have a material impact on the Company=s financial statements.

In June 1997, SFAS No. 131,"Disclosures about Segments of an Enterprise and Related Information' was issued for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal years ended December 31, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.


	PART III

Items 1 and 2.	Index to Exhibits and Description of Exhibits.  The following exhibits are included as part of this statement:

Exhibit No.     Description                                      Page
   2.1          Articles of Incorporation filed June 2, 1998      18

   2.2          Articles of Merger filed July 21, 1998            20

   2.3          Plan and Agreement of Merger dated June 23, 1998  21

   2.4          Current Bylaws                                    25

   3.1          Form of Common Stock Certificate                  36

   6.1          Debt Settlement Agreement                         37

   12.1         Consent of Auditor                                42


	SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTER STAR GOLD MINES, INC.


Date: January 7, 1998         By /s/  Rhonda Eardley
                                      Chief Financial & Principal
                                      Accounting Officer

                              By /s/  Howard M. Oveson
                                      President

EXHIBIT 2.1
ARTICLES OF INCORPORATION
OF
CENTER STAR GOLD MINES, INC.

The undersigned, a natural person being more than eighteen years of age, acting as incorporator of a corporation pursuant to the provisions of the General Corporation Laws of the State of Nevada, does hereby adopt the following Articles of Incorporation for such corporation:

Article I
Name

     The name of the corporation is Center Star Gold Mines, Inc.

Article II
Duration

     The duration of the corporation is perpetual.

Article III
Purposes

     The purpose for which this corporation is organized is to transact any lawful business, or to promote or conduct any legitimate object or purpose, under and subject to the laws of the State of Nevada.

Article IV
Capitalization

     The authorized capital of this corporation shall consist of fifty million (50,000,000) common shares, having $.001 par value. All such common shares are non-assessable and each share shall have equal rights as to voting and in the event of dissolution and liquidation. The shareholders shall have no preemptive rights to acquire any shares of this corporation. There shall be no cumulative voting by shareholders.

Article V
Registered Agent and Office

     The street and mailing address of the initial registered office of the corporation is 3642 Boulder Hwy., #387, Las Vegas, NV 89121, and the name of the registered agent of the corporation at that address is P. A. Hartley.

Article VI
Directors

     The corporation shall be governed by a Board of Directors and shall have not less than three (3) nor more than seven (7) directors as determined, from time to time, by the Board of Directors. The original Board of Directors shall be comprised of three (3) persons. The names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders and until their successors are elected and shall qualify are as follows:

     Howard Oveson         Robert K. Hatch               Rhonda Eardley
     57 West 200 South     841 Three Fountains Dr.       4970 South 900 East
     Suite 310             #253                          Suite F104
     Salt Lake City, UT    Murray, UT   84107            Salt Lake City, UT
     84101                                               84117

Article VII
Incorporators

     The name and address of the incorporator is:

          Howard M. Oveson
          57 West 200 South
          Suite 310
          Salt Lake City, UT  84101

     Dated this 1st day of June, 1998.
                                             /s/ Howard M. Oveson

State of Utah          )
                       )  ss.
County of Salt Lake    )

     On the 1st day of June, 1998, personally appeared before me, a Notary Public, Howard M. Oveson who acknowledged that he had executed the foregoing Articles of Incorporation of Center Star Gold Mines, Inc..
                              /s/ Notary Public

EXHIBIT 2.2
ARTICLES OF MERGER
of
CENTER STAR GOLD MINES, INC.
(An Idaho Corporation)
into
CENTER STAR GOLD MINES, INC.
(A Nevada Corporation)

     The undersigned officers, the respective presidents and secretaries of Center Star Gold Mines, Inc., an Idaho corporation ("Center Star (ID)"), and Center Star Gold Mines, Inc., a Nevada corporation ("Center Star (NV)"), hereby certify that the Agreement and Plan of Merger dated June 23, 1998, (hereinafter the "Plan") was approved by the shareholders of Center Star (ID) at a duly called meeting held on May 7, 1998, after due notice was given, and was approved by the sole shareholder of Center Star (NV) by unanimous consent action of such sole shareholder.

     1. The number of shares outstanding of each class of each corporation which were entitled to vote on the Plan, and the number of shares of each class of each corporation consenting and not consenting to the Plan, is as follows:

                                   Number of
                                   Shares                 Number of Shares
                   Class           Outstanding        Consenting  Not Consenting

Center Star (ID)   Common Stock    5,000,000          2,542,075    239,400
                  ($.10 par value)

Center Star (NV)   Common Stock           10                 10        -0-
                  ($.001 par value)

     2. The number of votes cast for the Plan by each constituent entity was sufficient for approval of the Plan.

     3. All of the presently outstanding shares of Center Star (NV) are owned and held by Center Star (ID).

     4. The effective date of the merger shall be at the time of the latter of the completion of filing of the Articles of Merger in the State of Idaho and the State of Nevada.

     5. A copy of the complete executed Plan, including exhibits and schedules, is on file at the principal offices of Center Star (NV) at 4970 South 900 East, F104, Salt Lake City, Utah 84117. A copy of the entire Plan will be furnished by Center Star (NV), on request and without cost, to any owner of Center Star (NV) or Center Star (UT).

     IN WITNESS WHEREOF, Center Star Gold Mines, Inc., a Nevada corporation, and Center Star Gold Mines, Inc., an Idaho corporation, have caused these Articles of Merger to be executed in their respective corporate names by their respective presidents and their respective secretaries this 23rd day of June 1998.

Attest:                                   Center Star Gold Mines, Inc.
                                          An Idaho Corporation
/s/ Rhonda Eardley, Secretary             /s/ Howard M. Oveson, President

Attest:                                   Center Star Gold Mines, Inc.
                                          A Nevada Corporation
/s/ Rhonda Eardley, Secretary             /s/ Howard M. Oveson, President

State of Utah       )
                    )  ss.
County of Salt Lake )

     On the 25th day of June, 1998, personally appeared before me, a Notary Public, Howard M. Oveson, the president of Center Star Gold Mines, Inc., an Idaho corporation, and president of Center Star Gold Mines, Inc., a Nevada corporation, who acknowledged that he had executed the foregoing Articles of Merger.
                                   /s/ Notary Public

EXHIBIT 2.3
PLAN AND AGREEMENT OF MERGER
OF
CENTER STAR GOLD MINES, INC.
(An Idaho Corporation)
INTO
CENTER STAR GOLD MINES, INC.
(A Nevada Corporation)

     Plan and Agreement of Merger (hereinafter called "Merger Agreement") dated this 23rd day of June 1998, by and between Center Star Gold Mines, Inc., a corporation organized and existing under the laws of the State of Idaho (hereinafter sometimes referred to as "Center Star (ID)") and Center Star Gold Mines, Inc., a corporation organized and existing under the laws of the State of Nevada (hereinafter sometimes referred to as "Center Star (NV)"). These two parties are herein sometimes referred to collectively as the "merging corporations," witnesseth:

     WHEREAS, Center Star (NV) is the wholly owned subsidiary of Center Star
(ID);

     WHEREAS, Center Star (ID) wishes to change the state of its domicile by merging into Center Star (NV); and;

     WHEREAS, Section 92A.190 of the Nevada Revised Statutes and Section 301-1107 of the Idaho Business Corporation Act each authorize the merger of Center Star (ID) and Center Star (NV);

     NOW, THEREFORE, the merging corporations have agreed, and do hereby agree, each with the other in consideration of the premises and the mutual agreements, provisions, covenants and grants herein contained and in accordance with the laws of the State of Nevada, and in accordance with the laws of the State of Idaho, that Center Star (ID) and Center Star (NV) be merged into a single corporation and that Center Star (NV) shall be the continuing and surviving corporation and do hereby agree upon and prescribe that the terms and conditions of the merger hereby agreed upon and the mode of carrying the same into effect and the manner of converting the presently outstanding shares of each of the merging corporations into the shares of Center Star (NV) are and shall be hereinafter set forth:

Article I
Manner of Conversion of Shares

     1. The manner and basis of converting the shares of Center Star (ID) into shares of Center Star (NV) are as follows: at the effective time of the merger, each share of common stock of Center Star (ID) shall thereupon be converted into one share of Center Star (NV). Each holder of outstanding common stock of Center Star (ID) upon surrender to Center Star (NV) of one or more certificates for such shares for cancellation shall be entitled to receive one or more certificates for the number of shares of common stock of Center Star (NV) represented by the certificates of Center Star (ID) so surrendered for cancellation by such holder. Until so surrendered, each such certificate representing outstanding shares of common stock of Center Star
(ID) shall represent the ownership of a like number of shares of Center Star
(NV) for all corporate and legal purposes.

     2. As of the effective time of the merger, all of the outstanding shares of common stock of Center Star (NV) which shares are held by Center Star (ID), shall be redeemed by Center Star (NV) for the sum of one dollar ($1) and such redeemed shares shall be canceled and returned to the status of authorized and unissued shares. None of such redeemed shares shall be retained by Center Star (NV) as treasury shares and such shares shall be reissued in accordance with paragraph 1 of this Article I.

Article II
Effective Time

     The effective time of the merger shall be upon the filing of the Merger Agreement (or a certificate in lieu thereof) in accordance with Nevada Revised Statutes and the Idaho Business Corporation Act. Prior to said date, this Merger Agreement shall (1) have been submitted to and approved by the board of directors of each of the merging corporations; (2) have been approved by the stockholders of each of the merging corporations in accordance with law.

Article III
Effect of Merger

     When the merger shall have been effected:

     (a) The merging corporations shall be a single corporation known as Center Star Gold Mines, Inc., a Nevada corporation.

     (b)     The separate existence of Center Star (ID) shall cease.

     (c) Center Star (NV) shall have all rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a corporation organized under the Nevada Statutes.

     (d) Center Star (NV) shall thereupon and thereafter possess all the rights, privileges, immunities and franchises of a public as well as of a private nature of each of the merging corporations and all property, real, personal and mixed, and all debts due on whatever account, including subscriptions to shares and all other choses in action, and all and every other interest of and belonging to or due to each of the merging corporations shall be taken and deemed to be transferred to and vested in Center Star (NV) without further act or deed, and the title to any real estate or any interest therein vested in either of the merging corporations shall not revert or be in any way impaired by reason of the merger.

     (e) Center Star (NV) shall thenceforth be responsible and liable for all the liabilities and obligations of each of the merging corporations and any claim existing or action or proceeding pending by or against either of the merging corporations may be prosecuted to judgment as if such merger had not taken place, or Center Star (NV) may be substituted in its place. Neither the rights of creditors nor any liens upon the property of either of the merging corporations shall be impaired by reason of the merger.

     (f) After the effective time of the merger, the earned surplus of Center Star (NV) shall equal the aggregate of the earned surpluses of the merging corporations immediately prior to the effective time of the merger. The earned surplus determined as above provided shall continue to be available for payment of dividends by Center Star (NV).

     (g) The certificate of incorporation of Center Star (NV) as in effect on the date of the merger, except as provided for in this Merger Agreement, shall continue in full force and effect as the certificate of incorporation of the corporation surviving this merger.

     (h) The bylaws of Center Star (NV) as they shall exist on the effective date of this Merger Agreement shall be and remain the bylaws of the surviving corporation until the same shall be altered, amended or repealed as therein provided.

     (i) The directors and officers of Center Star (NV) shall continue in office until the next annual meeting of stockholders and until their successors shall have been elected and qualified.

Article IV
Service of Process; Rights of Dissenting Shareholders

     Center Star (NV) hereby agrees that it may be served with process in the State of Idaho in any proceeding for enforcement of any obligation of Center Star (ID), and in any proceeding for the enforcement of the rights of a dissenting shareholder of Center Star (ID). Center Star (NV) irrevocably appoints the secretary of state of the State of Idaho as its agent to accept service of process in any such proceeding. The address to which a copy of the process may be mailed is 57 West 200 South, Suite 310, Salt Lake City, Utah 84101. Center Star (NV) will promptly pay to the dissenting shareholders of Center Star (ID) the amount, if any, to which they shall be entitled under the provisions of Part 13 of the Idaho Business Corporation Act with respect to the rights of dissenting shareholders.

Article V
Termination

     If, at any time prior to the effective date hereof, events or circumstances occur which in the opinion of a majority of the board of directors of either constituent corporation renders it inadvisable to consummate the merger, this Merger Agreement shall not become effective even though previously adopted by the shareholders of the corporation as herein before provided. The filing of the merger documents shall conclusively establish that no action to terminate this plan has been taken by the board of directors of either corporation.

Article VI
Amendment

     The boards of directors of the constituent corporations may amend this Merger Agreement at any time prior to the filing of the Merger Agreement (or a certificate in lieu thereof) with the States of Idaho and Nevada provided that an amendment made subsequent to the adoption of the Merger Agreement by the stockholders of any constituent corporation shall not (1) alter or change the amount of any kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of such constituent corporation, except to correct manifest error as may be permitted by law; (2) alter or change any term of the Certificate or Articles of Incorporation of the surviving corporation to be effected by the merger; or (3) alter or change any of the other terms and conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any class or series thereof of such constituent corporation.

     IN WITNESS WHEREOF, Center Star Gold Mines, Inc., a Nevada corporation, has caused this Plan and Agreement of Merger to be signed by its president and its secretary in accordance with the requirements of Nevada Revised Statutes, and Center Star Gold Mines, Inc., an Idaho corporation, has caused this Plan and Agreement of Merger to be signed by its president and its secretary in accordance with the requirements of Section 30-1-1107 of the Idaho Business Corporation Act all as of the day and year first above written.

Attest:                                   Center Star Gold Mines, Inc.
                                          An Idaho Corporation
/s/ Rhonda Eardley, Secretary             /s/ Howard M. Oveson, President

Attest:                                   Center Star Gold Mines, Inc.
                                           A Nevada Corporation
/s/ Rhonda Eardley, Secretary             /s/ Howard M. Oveson, President


EXHIBIT 2.4
CENTER STAR GOLD MINES, INC.
BYLAWS

ARTICLE I--OFFICES

Section 1.1  Office

     The principal office of the corporation within the State of Nevada shall be located at such place as shall be designated by the Board of Directors.

Section 1.2  Other Offices

     The corporation may also have such other offices, either within or without the State of Nevada, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II--STOCKHOLDERS

Section 2.1  Annual Meeting

     An annual meeting of the stockholders, for the selection of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at a location and at such time each year as designated by the Board of Directors.

Section 2.2  Special Meetings

     Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by the Chairman, the Board of Directors, the President, the chief executive officer, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting, and shall be held at such place, on such date, and at such time as they or he shall fix.

Section 2.3  Notice of Meetings

     Written notice of the place, date and time of all meetings of the stockholders shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the laws of the State of Nevada or the Articles of Incorporation).

     When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 2.4  Quorum

     At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law.

     If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of the stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date or time.

     If a notice of any adjourned special meeting of stockholders is sent to all stockholders entitled to vote thereat, stating that it will be held with those present constituting a quorum, then except as otherwise required by law, those present at such adjourned meeting shall constitute a quorum, and all matters shall be determined by a majority of the votes cast at such meeting.

Section 2.5  Organization

     Such person as the Board of Directors may have designated or, in the absence of such a person, the highest ranking officer of the corporation who is present shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the corporation, the secretary of the meeting shall be such person as the chairman appoints.

Section 2.6  Conduct of Business

     The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him in order.
Section 2.7  Proxies and Voting

     At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting.

     Each stockholder shall have one vote for every share of stock entitled to vote which is registered in his name on the record date for the meeting, except as otherwise provided herein or required by law.

     All voting, except on the election of directors and where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by a stockholder entitled to vote or his proxy, a stock vote shall be taken. Every stock vote shall be taken by ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. Every vote taken by ballots shall be counted by an inspector or inspectors appointed by the chairman of the meeting.

     If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number or voting by class is required by law, the Articles of Incorporation, or these Bylaws.

Section 2.8  Stock List

     A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held.

     The stock list shall also be kept at the place of the meeting during the whole time thereof and shall be open to the examination of any such stockholder who is present. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 2.9  Participation in Meetings by Conference Telephone

     Any action, except the election of directors, which may be taken by the vote of the stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power; provided:

     (a) That if any greater proportion of voting power is required for such action at a meeting, then such greater proportion of written consents shall be required; and

     (b) That this general provision shall not supersede any specific provision for action by written consent required by law.

ARTICLE III--BOARD OF DIRECTORS

Section 3.1  Number and Term of Office

     Unless otherwise provided in the Articles of Incorporation, the number of directors who shall constitute the whole board shall be such number not less than one (1) nor more than seven (7) as the Board of directors shall at the time have designated. Each director shall be selected for a term of one year and until his successor is elected and qualified, except as otherwise provided herein or required by law.

     Whenever the authorized number of directors is increased between annual meetings of the stockholders, a majority of the directors then in office shall have the power to elect such new directors for the balance of a term and until their successors are elected and qualified. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the board which are being eliminated by the decrease.

Section 3.2  Vacancies


     If the office of any director becomes vacant by reason of death, resignation, disqualification, removal or other cause, a majority of the directors remaining in office, although less than a quorum, may elect a successor for the unexpired term and until his successor is elected and qualified.

Section 3.3  Regular Meetings

     Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

Section 3.4  Special Meetings

     Special meetings of the Board of Directors may be called by one-third of the directors then in office or by the chief executive officer and shall be held at such place, on such date and at such time as they or he shall fix. Notice of the place, date and time of each such special meeting shall be given by each director by whom it is not waived by mailing written notice not less than three days before the meeting or by telegraphing the same not less than eighteen hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.5  Quorum

     At any meeting of the Board of Directors, a majority of the total number of the whole board shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time, without further notice or waiver thereof.

Section 3.6  Participation in Meetings by Conference Telephone

     Members of the Board of Directors or of any committee thereof, may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment that enables all persons participating in the meting to hear each other. Such participation shall constitute presence in person at such meeting.

Section 3.7  Conduct of Business

     At any meeting of the Board of Directors, business shall be transacted in such order and manner as the board may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

Section 3.8  Powers
     The Board of Directors may, except as otherwise required by law, exercise all such powers and do all such acts and things as may be exercised or done by the corporation, including, without limiting the generality of the foregoing, the unqualified power:
     (a)     To declare dividends from time to time in accordance with law;

     (b) To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;

     (c) To authorize the creation, making and issuance, in such form as it may determine, of written obligations of every kind, negotiable or non-negotiable, secured or unsecured, and to do all things necessary in connection therewith;

     (d) To remove any officer of the corporation with or without cause, and from time to time to devolve the powers and duties of any officer upon any other person for the time being;

     (e) To confer upon any officer of the corporation the power to appoint, remove and suspend subordinate officers and agents;

     (f) To adopt from time to time such stock option, stock purchase, bonus or other compensation plans for directors, officers and agents of the corporation and its subsidiaries as it may determine;

     (g) To adopt from time to time such insurance, retirement and other benefit plans for directors, officers and agents of the corporation and its subs idiaries as it may determine; and

     (h) To adopt from time to time regulations, not inconsistent with these Bylaws, for the management of the corporation's business and affairs.

Section 3.9  Compensation of Directors

     Directors, as such, may receive, pursuant to resolution of the Board of Directors, fixed fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the directors.

Section 3.10  Loans

     The corporation shall not lend money to or use its credit to assist its officers, directors or other control persons without authorization in the particular case by the stockholders, but may lend money to and use its credit to assist any employee, excluding such officers, directors or other control persons of the corporation or of a subsidiary, if such loan or assistance benefits the corporation.

ARTICLE IV--COMMITTEES

Section 4.1  Committees of the Board of Directors

     The Board of Directors, by a vote of a majority of the whole board, may from time to time designate committees of the board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the board and shall, for those committees and any other provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternative members who may replace any absent or disqualified member at any meeting of the committee. Any committee so designated may exercise the power and authority of the Board of Directors to declare a dividend or to authorize the issuance of stock if the resolution which designates the committee or a supplemental resolution of the Board of Directors shall so provide. In the absence or disqualification of any member of any committee and any alternate member in his place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

Section 4.2  Conduct of Business

     Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; a majority of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committee.

ARTICLE V--OFFICERS

Section 5.1  Generally

     The officers of the corporation shall consist of a president, one or more vice-presidents, a secretary, a treasurer and such other subordinate officers as may from time to time be appointed by the Board of Directors. The corporation may also have a chairman of the board who shall be elected by the Board of Directors and who shall be an officer of the corporation. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold his office until his successor is elected and qualified or until his earlier resignation or removal. Any number of offices may be held by the same person, except that the offices of president and secretary shall not be held by the same person.

Section 5.2 Chairman of the Board

     The chairman of the board shall, subject to the direction of the Board of Directors, perform such executive, supervisory, and management functions and duties as may be assigned to him from time to time by the Board of Directors. He shall, if present, preside at all meetings of the stockholders and of the Board of Directors.

Section 5.3  President

     The president shall be the chief executive officer of the corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, he shall have the responsibility for the general management and control of the affairs and business of the corporation and shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to him by the Board of Directors. He shall have power to signa all stock certificates, contracts and other instruments of the corporation which are authorized. He shall have general supervision and direction of all of the other officers and agents of the corporation. He shall, when present, and in the absence of a chairman of the board of directors, preside at all meetings of the shareholders and of the Board of Directors.

Section 5.4  Vice-President

     Each vice-president shall perform such duties as the Board of Directors shall prescribe. In the absence or disability of the President, the vice-president who has served in such capacity for the longest time shall perform the duties and exercise the powers of the president.

Section 5.5  Treasurer

     The treasurer shall have the custody of the monies and securities of the corporation and shall keep regular books of account. He shall make such disbursements of the funds of the corporation as are proper and shall render from time to time an account of all such transactions and of the financial condition of the corporation.

Section 5.6  Secretary

     The secretary shall issue all authorized notices from, and shall keep minutes of, all meetings of the stockholders and the Board of Directors. He shall have charge of the corporate books.

Section 5.7  Delegation of Authority

     The Board of Directors may, from time to time, delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 5.8  Removal

     Any officer of the corporation may be removed at any time, with or without cause, by the Board of Directors.

Section 5.9  Action with Respect to Securities of Other Corporation

     Unless otherwise directed by the Board of Directors, the president shall have power to vote and otherwise act on behalf of the corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this corporation may hold securities and otherwise to exercise any and all rights and powers which this corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE VI--INDEMNIFICATION OF DIRECTORS,
OFFICERS AND OTHERS

Section 6.1  Generally

     The corporation shall indemnify its officers, directors, and agents to the fullest extent permitted under Nevada law.

Section 6.2  Expenses

     To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 6.1 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Section 6.3 of this Article upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

Section 6.3  Determination by Board of Directors

     Any indemnification under Section 6.1 of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Nevada law.

Section 6.4  Not Exclusive of Other Rights

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or interested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
Section 6.5  Insurance

     The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

     The corporation's indemnity of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person may collect as indemnification (i) under any policy of insurance purchased and maintained on his behalf by the corporation or (ii) from such other corporation, partnership, joint venture, trust or other enterprise.

Section 6.6  Violation of Law

     Nothing contained in this Article, or elsewhere in these Bylaws, shall operate to indemnify any director or officer if such indemnification is for any reason contrary to law, either as a matter of public policy, or under the provisions of the Federal Securities Act of 1933, the Securities Exchange Act of 1934, or any other applicable state or federal law.

Section 6.7  Coverage

     For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such a constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

ARTICLE VII--STOCK

Section 7.1  Certificates of Stock

     Each stockholder shall be entitled to a certificate signed by, or in the name of the corporation by, the President or a Vice-president, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him. Any of or all the signatures on the certificate may be facsimile.

Section 7.2  Transfers of Stock

     Transfers of stock shall be made only upon the transfer books of the corporation kept at an office of the corporation or by transfer agents designated to transfer shares of the stock of the corporation. Except where a certificate is issued in accordance with Section 7.4 of Article VII of these Bylaws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

Section 7.3  Record Date

     The Board of Directors may fix a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for the other action hereinafter described, as of which there shall be determined the stockholders who are entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof; to express consent to corporate action in writing without a meeting; to receive payment of any dividend or other distribution or allotment of any rights; or to exercise any rights with respect of any change, conversion or exchange of stock or with respect to any other lawful action.

Section 7.4  Lost, Stolen or Destroyed Certificates

     In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 7.5  Regulations

     The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VIII--NOTICES

Section 8.1  Notices

     Whenever notice is required to be given to any stockholder, director, officer, or agent, such requirement shall not be construed to mean personal notice. Such notice may in every instance be effectively given by depositing a writing in a post office or letter box, in a postpaid, sealed wrapper, or by dispatching a prepaid telegram, addressed to such stockholder, director, officer, or agent at his or her address as the same appears on the books of the corporation. The time when such notice is dispatched shall be the time of the giving of the notice.

Section 8.2  Waivers

     A written waiver of any notice, signed by a stockholder, director, officer or agent, whether before or after the time of the event for which notice is given, shall be deemed equivalent to the notice required to be given to such stockholder, director, officer or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver.

ARTICLE IX--MISCELLANEOUS

Section 9.1  Facsimile Signatures

     In addition to the provisions for the use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors of a committee thereof.

Section 9.2  Corporate Seal

     The Board of Directors may provide a suitable seal, containing the name of the corporation, which seal shall be in the charge of the secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the treasurer or by the assistant secretary or assistant treasurer.

Section 9.3  Reliance Upon Books, Reports and Records

     Each director, each member of any committee designated by the Board of Directors, and each officer of the corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the corporation, including reports made to the corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

Section 9.4  Fiscal Year

     The fiscal year of the corporation shall be as fixed by the Board of Directors.

Section 9.5  Time Periods

     In applying any of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded and the day of the event shall be included.

Section 9.6 Acquisition of Controlling Interest

     The provisions of NRS 78.378 to 78.3793, inclusive, shall not apply to this corporation.

ARTICLE X--AMENDMENTS

Section 10.1  Amendments

     These Bylaws may be amended or repealed by the Board of Directors at any meeting or by the stockholders at any meeting.

CERTIFICATE OF SECRETARY

KNOW ALL MEN BY THESE PRESENTS:

     That the undersigned does hereby certify that the undersigned is the secretary of CENTER STAR GOLD MINES, INC., a corporation duly organized and existing under and by virtue of the laws of the State of Nevada; that the above and foregoing Bylaws of said corporation were duly and regularly adopted as such by the Board of Directors by unanimous consent on the 23rd day of June 1998; and that the above and foregoing Bylaws are now in full force and effect.

     Dated this 23rd day of June 1998
                                         /s/ Rhonda Eardley, Secretary

EXHIBIT 3.1

[Front of stock certificate]
INCORPORATED UNDER THE LAWS OF THE
STATE OF NEVADA

NUMBER                                                 SHARES

                CENTER STAR GOLD MINES, INC.

50,000,000 AUTHORIZED SHARES      $.001 PAR VALUE      NON-ASSESSABLE

THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

Shares of     CENTER STAR GOLD MINES, INC.      Common Stock
transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the transfer Agent and registered by the Registrar.
     WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

/s/ Rhonda D. Eardley                         /s/ Howard M. Oveson
Secretary                                     President

                  [Back of stock certificate]
      For Value Received, ____________ hereby sell, assign and transfer unto Please insert social security or other identifying number of assignee

____________________________________________________________________________
(Please print or typewrite name and address, including zip code, of assignee)
____________________________________________________________________________
__________________________________________________________________Shares
of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint____________________________ Attorney to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________

____________________________________________________________________________
     Notice Signature must correspond to the name as written upon the face of this certificate in every particular, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank, broker or any other eligible guarantor institution that is authorized to do so number the securities transfer agents medallion program (STAMP) under rules promulgated by the U.S. Securities and Exchange Commission

EXHIBIT 6.1
DEBT SETTLEMENT AGREEMENT

     This Debt Settlement Agreement (the "Agreement"), entered into this 4th day of August 1998, is by and between Center Star Gold Mines, Inc., a Nevada corporation with offices at 57 West 200 South, Suite 310, Salt Lake City, Utah 84101 (hereinafter the "Company"), and Milagro Holdings, Inc., a Delaware corporation with offices at 57 West 200 South, Suite 310, Salt Lake City, Utah 84101 (hereinafter the "Creditor").

RECITALS:

     WHEREAS, the Creditor has advanced funds to the Company for its operations for which it has received no compensation;

     WHEREAS, the Creditor is willing to accept, and the Company is willing to issue, shares of commons stock of the Company to the Creditor in full and complete satisfaction of monies owed by the Company to the Creditor;

     NOW, THEREFORE, in consideration of the terms and conditions of this Agreement, the parties hereto agree as follows:

     1. Issuance of Shares. The Company shall, and hereby agrees to, issue to the Creditor 2,000,000 shares of common stock of the Company (hereinafter the "Shares") in full and complete satisfaction of $4,760 owed by the Company to the Creditor. Immediately upon execution of this Agreement by the Creditor, the Company shall instruct the transfer agent for the common stock of the Company to issue to the Creditor one or more stock certificates representing the Shares.

     2. Forgiveness of Debt. The Creditor, for itself, and for its administrators and assigns, shall, and by these presents does, accept, receive, and take the Shares from the Company as full and complete satisfaction of the $4,760 owed to it by the Company.

     3. Representations and Warranties of the Company. The Company represents and warrants to the Creditor as set forth below. These representations and warranties are made as an inducement for the Creditor to enter into this Agreement and, but for the making of such representations and warranties and their accuracy, the Creditor would not be parties hereto.

          a. Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada with full power and authority to enter into and perform the transactions contemplated by this Agreement.

          b. Performance of This Agreement. The execution and performance of this Agreement and the issuance of the Shares contemplated hereby have been authorized by the board of directors of the Company.

          c. Legality of Shares to be Issued. The Shares to be issued by the Company pursuant to this Agreement, when so issued and delivered, will have been duly and validly authorized and issued by the Company and will be fully paid and nonassessable.

          d. Accuracy of All Statements Made by the Company. No representation or warranty by the Company in this Agreement, nor any statement, certificate, schedule, or exhibit hereto furnished or to be furnished by the Company pursuant to this Agreement, nor any document or certificate delivered to the Creditor pursuant to this Agreement or in connection with actions contemplated hereby, contains or shall contain any untrue statement of material fact or omits to state or shall omit to state a material fact necessary to make the statements contained therein not misleading.

     4. Representations and Warranties of the Creditor. The Creditor represents and warrants to the Company as set forth below. These representations and warranties are made as an inducement for the Company to enter into this Agreement and, but for the making of such representations and warranties and their accuracy, the Company would not be a party hereto.

          a. Restricted Securities. The Creditor understands that the Shares to be issued to him will not have been registered pursuant to the Securities Act of 1933, or any state securities act, and thus will be restricted securities as defined in Rule 144 promulgated by the Securities and Exchange Commission (the "SEC"). Therefore, under current interpretations and applicable rules, he will probably have to retain such shares for a period of at least one year and at the expiration of such one year period his sales may be confined to brokerage transactions of limited amounts requiring certain notification filings with the SEC and such disposition may be available only if the issuer is current in its filings with the SEC under the Securities Exchange Act of 1934, as amended, or other public disclosure requirements.

          b. Non-distributive Intent. The Creditor acknowledges that the Shares are acquired for his own account and not with the present view towards the distribution thereof and he will not dispose of such shares except (i) pursuant to an effective registration statement under the Securities Act, or
(ii) in any other transaction which, in the opinion of counsel acceptable to the issuer, is exempt from registration under the Securities Act, or the rules and regulations of the SEC thereunder, and that an appropriate legend will be placed upon each of the certificates representing the Shares, and stop transfer instructions shall be placed with the transfer agent for the securities.

          c. Evidence of Compliance with Private Offering Exemption. The Creditor has such knowledge and experience in business and financial matters that he is capable of evaluating the risks of the prospective investment, and that the financial capacity of the Creditor is of such proportion that the total cost of such person's commitment in the Shares would not be material when compared with its total financial capacity.

          d. Access to Information. The Creditor has received and read and is familiar with information concerning the Company furnished to him, and confirms that all documents, records, and books pertaining to this proposed investment have been made available to him.

          e. Opportunity to Ask Questions. The Creditor has had the opportunity to question and receive answers from representatives of the Company concerning the terms and conditions of the proposed investment and the business of the Company. In addition, the Creditor has received all requested additional information and documents.

          f. Limitations on Transfer of Shares. The Creditor acknowledges that he is aware that there are substantial restrictions on the transferability of the Shares. Since the Shares will not be registered under the Securities Act or any applicable state securities laws, the Shares may not be, and the Creditor agrees that they shall not be, transferred unless the Shares are registered under the Securities Act and state securities laws or unless such sale is exempt from such registration under the Securities Act and any other applicable state securities laws or regulations. The Creditor further acknowledges that the Company is under no obligation to aid it in obtaining any exemption from the registration requirements. The Creditor also acknowledges that it shall be responsible for compliance with all conditions on transfer imposed by any securities administrator of any state and for any expenses incurred by the Company for legal or accounting services in connection with reviewing such a proposed transfer and/or issuing opinions in connection therewith. However, the Company agrees to cooperate with the Creditor in regard to any such transfer.

          g. Accuracy of All Statements Made by the Creditor. No representation or warranty by the Creditor in this Agreement, nor any statement, certificate, schedule, or exhibit hereto furnished or to be furnished by the Creditor pursuant to this Agreement, nor any document or certificate delivered to the Company pursuant to this Agreement or in connection with actions contemplated hereby, contains or shall contain any untrue statement of material fact or omits to state or shall omit to state a material fact necessary to make the statements contained therein not misleading.

     5. Miscellaneous Provisions

          a. Default Costs. Should any party to this Agreement default in any of the covenants, conditions, or promises contained herein, the defaulting party shall pay all costs and expenses, including a reasonable attorney's fee, which may arise or accrue from enforcing this Agreement, or in pursuing any remedy provided hereunder or by the statutes of the State of Utah.

          b. Rights Are Cumulative. The rights and remedies granted to the parties hereunder shall be in addition to and cumulative of any other rights or remedies either may have under any document or documents executed in connection herewith or available under applicable law. No delay or failure on the part of a party in the exercise of any power or right shall operate as a waiver thereof nor as an acquiescence in any default nor shall any single or partial exercise of any power or right preclude any other or further exercise thereof or the exercise of any other power or right.

          c. Waiver and Amendment. Neither this Agreement nor any provision hereof may be changed, waived, terminated or discharged orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, termination or discharge is sought.

          d. Notices. All communications provided for herein shall be in writing and shall be deemed to be given or made on (a) the date of delivery, if delivered in person, by nationally recognized overnight delivery service, or by facsimile, or (b) three days after mailing if mailed from within the continental United States by registered or certified mail, return receipt requested, to the party entitled to receive the same, if to the initial parties hereto, to the address first above written, or at such other address or facsimile number as shall be designated by any party hereto in written notice to the other party hereto delivered pursuant to this Paragraph.

          e. Governing Law. This Agreement and the rights and duties of the parties hereto shall be construed and determined in accordance with the laws of the State of Utah, and any and all actions to enforce the provisions of this Agreement, shall be brought in a court of competent jurisdiction in the State of Utah and in no other place.

          f. Successors and Assigns. This Agreement shall be binding upon the parties and their successors and assigns and shall inure to the benefit of the other parties and successors and assigns.

          g. Counterparts. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one instrument.

          h. Entire Agreement. This Agreement constitutes the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes all negotiations, representations, prior discussions, and preliminary agreements between the parties hereto relating to the subject matter of this Agreement.

          i. Interpretation of Agreement. This Agreement shall be interpreted and construed as if equally drafted by all parties hereto.

          j. Survival of Covenants, Etc. All covenants, representations and warranties made herein shall survive the making of this Agreement and shall continue in full force and effect until the obligations of this Agreement have been fully satisfied.

          k. Partial Invalidity. If any term of this Agreement shall be held to be invalid or unenforceable, such term shall be deemed to be severable and the validity of the other terms of this Agreement shall in no way be affected thereby.

          l. Headings. The descriptive headings of the various Sections or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

          m. Number and Gender. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, the feminine, or the neuter gender shall include the masculine, femin ine, and neuter.

          n. Further Assurances. At any time, and from time to time, after the effective date, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to any property interests transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

          o. Full Knowledge. By their signatures, the parties acknowledge that they have carefully read and fully understand the terms and conditions of this Agreement, that each party has had the benefit of counsel, or has been advised to obtain counsel, and that each party has freely agreed to be bound by the terms and conditions of this Agreement.

     IN WITNESS WHEREOF, the undersigned have executed and delivered this document the day and year first above written.

COMPANY:                                Center Star Gold Mines, Inc.
                                        /s/ Keith R. Hatch, Vice-President

CREDITOR:                               Milagro Holdings, Inc.
                                        /s/ Howard M. Oveson, President

EXHIBIT 12.1

/Letterhead/      Schvaneveldt & Company
                 Certified Public Accountant
              275 East South Temple, Suite #300
                 Salt Lake City, Utah 84111

Darrell T. Schvaneveldt, C.P.A.

            Consent of Darrell T Schvaneveldt
                   Independent Auditor

     I consent to the use, of our report dated December 16, 1998, in this Form 10, on the financial statements of Center Star Gold Mines, Inc., dated September 30, 1998, included herein and to the reference made to me.

/s/ Schvaneveldt & Company
Salt Lake City, Utah
December 23, 1998